UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS

3.9 million 3G-capable converged device users as of the end of 2009, up almost 40% from the end of the third quarter of 2009 and a nearly five-fold increase during the year.
371,000 net new customers added in the fourth quarter of 2009, up from a decline of 77,000 in the third quarter of 2009, but down from 621,000 in the fourth quarter of 2008.

$1.38 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the fourth quarter of 2009, down from $1.57 billion in the fourth quarter of 2008; OIBDA margin of 30% in the fourth quarter of 2009, compared to 32% in the fourth quarter of 2008.

T-Mobile’s national 3G network reaches over 205 million people at the end of the fourth quarter of 2009, nearly doubling the 3G footprint during the year.

BELLEVUE, Wash., February 25, 2010 -- T-Mobile USA, Inc. (“T-Mobile USA”) today reported fourth quarter of 2009 results.  In the fourth quarter of 2009, T-Mobile USA reported 371,000 net customer additions compared to net customer losses of 77,000 in the third quarter of 2009.  In addition, 3G-capable converged device users and 3G network coverage increased significantly during the year. OIBDA of $1.38 billion in the fourth quarter of 2009 was lower compared to the prior quarter and the fourth quarter of 2008, a decline due primarily to higher customer acquisition and advertising costs.

“T-Mobile USA delivered on two significant objectives in 2009.  The first was to achieve national scale with a high-quality 3G network offering.  This was realized in the fourth quarter of 2009 with more than 200 million people now covered across the country.  The second was to launch our first HSPA+ market.  The successful launch of T-Mobile HSPA+ in Philadelphia now serves as the model for a national roll-out of one of the fastest and most pervasive networks in the United States,” said Robert Dotson, President and CEO, T-Mobile USA.  “This renewed competitive network strength coupled with the strong value of our new Even More value rate plans, which offer unsubsidized handset options and no contracts, puts T-Mobile in a new competitive position to drive increasing data usage and entice quality customers to T-Mobile.”

René Obermann, Chief Executive Officer, Deutsche Telekom, said, “T-Mobile USA made significant progress in 2009 in expanding its 3G network, improving its 3G-capable device lineup, enhancing its distribution, and underscoring its value proposition.   This creates a solid foundation to benefit from the robust mobile Internet market.”

Customers

•
T-Mobile USA served 33.8 million customers at the end of the fourth quarter of 2009, up   from 33.4 million at the end of the third quarter of 2009 and 32.8 million at the end of the fourth quarter of 2008.

o	In the fourth quarter of 2009, total customers increased by 371,000, compared to net customer losses of 77,000 in the third quarter of 2009 and 621,000 net new customers in the fourth quarter of 2008.
o
Compared to the third quarter of 2009, the number of net new customer additions increased due primarily to T-Mobile branded customer additions (contract and prepaid wireless customers excluding wholesale and machine-to-machine customers).  Branded customer additions benefited from strong holiday sales and the launch of the new Even More and Even More Plus rate plans during the quarter.  The Even More and Even More Plus rate plans offer industry-leading value with features including unlimited nationwide voice, text and data services, and include rate plans with and without contracts and subsidized handsets.

o
Net contract customer losses were 117,000 in the fourth quarter of 2009, compared to 140,000 net contract customer losses in the third quarter of 2009 and net contract customer additions of 267,000 in the fourth quarter of 2008.  The underlying mix of contract customer additions improved compared to the third quarter of 2009, with a smaller proportion of lower-ARPU contract additions during the fourth quarter of 2009.

o	The decrease in total and contract customer additions compared to the fourth quarter of 2008 was due primarily to fewer FlexPaysm customer additions.
•	Prepaid net customer additions, including wholesale customers, were 488,000 in the fourth quarter of 2009, up from 63,000 in the third quarter of 2009 and 355,000 in the fourth quarter of 2008.
o	Higher wholesale net customer additions were the primary reason for the sequential and year-on-year increase in prepaid additions. Wholesale customers totaled 2.0 million at December 31, 2009.
•	Contract customers comprised 79% of T-Mobile USA’s total customer base at December 31, 2009, compared to 80% in the third quarter of 2009 and 82% in the fourth quarter of 2008.

Churn
•
Blended churn, including both contract and prepaid customers, was 3.3% in the fourth quarter of 2009, down slightly from 3.4% in the third quarter of 2009 driven by improved prepaid churn, and in line with the fourth quarter of 2008.

•	Contract churn increased in the fourth quarter of 2009 to 2.5% from 2.4% in the third quarter of 2009 and fourth quarter of 2008.
•
Prepaid churn, including FlexPay no-contract, was 6.8% in the fourth quarter of 2009, a decrease from 7.4% in the third quarter of 2009 due in part from the success of the new Even More Plus rate plans and seasonality.

OIBDA and Net Income
•	T-Mobile USA reported OIBDA of $1.38 billion in the fourth quarter of 2009, compared to $1.56 billion in the third quarter of 2009 and $1.57 billion in the fourth quarter of 2008.
•
The sequential decrease in OIBDA was due primarily to seasonally higher acquisition costs related to branded customer additions, a higher proportion of additions through more expensive retail channels, and higher advertising costs in connection with the launch of the new Even More rate plans and the holiday sales season.

•	Year-over-year OIBDA decreased due primarily to lower contract customer revenues as described below.
•	OIBDA margin (as defined in Note 6 to the Selected Data, below) was 30% in the fourth quarter of 2009, down from 33% in the third quarter of 2009 and 32% in the fourth quarter of 2008.
•	Net income in the fourth quarter of 2009 was $306 million, compared to $417 million in the third quarter of 2009 and $483 million in the fourth quarter of 2008.

Revenue
•
Service revenues (as defined in Note 1 to the Selected Data, below) were $4.65 billion in the fourth quarter of 2009, down from $4.73 billion in the third quarter of 2009 and $4.90 billion in the fourth quarter of 2008.

o	The sequential and year-over-year decrease in service revenues in the fourth quarter of 2009 was primarily due to a change in the customer mix, including an increase in wholesale customers.
•
Total revenues, including service, equipment, and other revenues were $5.41 billion in the fourth quarter of 2009, up from $5.38 billion in the third quarter of 2009 but down from $5.72 billion in the fourth quarter of 2008.

o
Sequentially, the increase was driven by higher equipment sales related to increased volume of more expensive data devices, offset partially by lower service revenues. Compared to the fourth quarter of 2008, the decrease was driven by lower service revenues as described above.  Also, total revenues in the fourth quarter of 2008 benefited from revenue related to the migration of AT&T’s customers to its own network following the dissolution of a network sharing venture.

ARPU
•
Blended Average Revenue Per User (“ARPU” as defined in Note 1 to the Selected Data, below) was $46 in the fourth quarter of 2009, down from $47 in the third quarter of 2009 and $50 in the fourth quarter of 2008.

•	Contract ARPU was $51 in the fourth quarter of 2009, down from the $52 in the third quarter of 2009, and $54 in the fourth quarter of 2008.
o
Contract ARPU decreased sequentially and year-over-year due primarily to lower monthly recurring charges from contract customers, as the customer base moved to lower ARPU products, including unlimited rate plans.

•	Prepaid ARPU was $18 in the fourth quarter of 2009, down from $20 in the third quarter of 2009 and $23 in the fourth quarter of 2008.
o	The sequential and year-over-year decrease in prepaid ARPU is primarily due to proportionally fewer FlexPay no-contract customers.
•
Data services revenue (as defined in Notes 1 and 8 to the Selected Data, below) was $1.03 billion in the fourth quarter of 2009, representing 22.2% of blended ARPU, or $10.20 per customer, up from 21.1% of blended ARPU, or $10.00 per customer in the third quarter of 2009, and 18.5% of blended ARPU, or $9.30 per customer in the fourth quarter of 2008. Data services revenue increased 19% in 2009 compared to 2008.

o
3.9 million 3G-capable converged devices (such as the T-Mobile® MyTouchTM 3G, T-Mobile® G1TM, Motorola CLIQ™, and BlackBerry® BoldTM 9700) were on the T-Mobile USA network at the end of the fourth quarter of 2009, an increase of almost 40% from the third quarter of 2009.

o	The increase of 3G-capable converged devices and the continued expansion and upgrade of the 3G network is driving Internet access revenue growth by the increasing adoption of 3G data plans.
o
Messaging revenue continued to be a significant component of data ARPU with customers moving from usage-based messaging plans towards unlimited plans.  The total number of messages carried on the network increased to 77 billion in the fourth quarter of 2009, compared to 75 billion in third quarter of 2009 and 57 billion in the fourth quarter of 2008.

CPGA and CCPU
•
The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in Note 4 to the Selected Data, below) was $300 in the fourth quarter of 2009, up from $290 in the third quarter of 2009 and $270 in the fourth quarter of 2008.

•
The increase in CPGA compared to the third quarter of 2009 is primarily due to higher advertising costs related to the holiday season and the launch of the Even More and Even More Plus rate plans. Additionally, a change in the sales channel mix increased CPGA. Compared to the fourth quarter of 2008, the increase is primarily due to higher handset subsidies, as customers adopt more expensive converged devices.

•
The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in Note 3 to the Selected Data, below), was $22 per customer per month in the fourth quarter of 2009, down from $23 in the third quarter of 2009 and down from $25 in the fourth quarter of 2008.

o	Sequentially, CCPU decreased due to lower network costs, including roaming and data content expense.
o
Year-over-year all components of CCPU (network costs, general and administrative, and subsidy loss unrelated to customer acquisition) decreased due to a higher proportion of non-branded customers incurring lower servicing costs and cost saving initiatives.

Capital Expenditures
•
Cash capital expenditures (as defined in Note 7 to the Selected Data, below) were $3.7 billion in 2009, compared to $3.6 billion in 2008 due to a continued focus on enhancing and expanding the national coverage of the UMTS/HSPA (3G) network.

•	Cash capital expenditures were $697 million in the fourth quarter of 2009, compared to $787 billion in the third quarter of 2009 and $895 million in the fourth quarter of 2008.
o	The decrease in cash capital expenditures in the fourth quarter of 2009 was primarily due to cash payment timing differences of the network build.
o
T-Mobile USA’s national 3G network now reaches 205 million people, almost doubling coverage in 2009. Furthermore, the entire 3G network was upgraded during the fourth quarter of 2009 to HSPA 7.2 Mbps (megabits per second).

Stick Together Highlights
•
On January 14, 2010, T-Mobile USA, announced the launch of the T-Mobile® myTouch™ 3G Fender™ Limited Edition, with legendary musician and Fender guitarist Eric Clapton to help unveil the exclusive new phone.

•
On February 16, 2010, T-Mobile USA announced the creation of a comprehensive mobile entertainment experience for the upcoming HTC HD2, available in the spring exclusively from T-Mobile USA.  The HTC HD2 offers the largest touch screen on a smartphone in the U.S. and will come ready with access to millions of eBooks, movies, television programs and more.

T-Mobile USA is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.  Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(thousands)	Full Year 2009	Q4 09	Q3 09	Q2 09	Q1 09	Full Year 2008	Q4 08
Customers, end of period2	33,790	33,790	33,420	33,497	33,173	32,758	32,758
Thereof contract customers	26,765	26,765	26,882	27,022	26,966	26,806	26,806
Thereof prepaid	7,026	7,026	6,538	6,475	6,207	5,952	5,952
Net customer (losses) / additions	1,033	371	(77)	325	415	2,940	621
Acquired customers	-	-	-	-	-	1,132

Minutes of use/contract customer/month	1,150	1,140	1,160	1,150	1,130	1,150	1,130
Contract churn	2.30%	2.50%	2.40%	2.20%	2.30%	2.10%	2.40%
Blended churn	3.20%	3.30%	3.40%	3.10%	3.10%	2.90%	3.30%

($)
ARPU (blended) 1	47	46	47	48	48	51	50
ARPU (contract)	52	51	52	52	52	55	54
ARPU (prepaid)	20	18	20	21	21	23	23
Data ARPU (blended) 8	9.90	10.20	10.00	9.90	9.40	8.90	9.30
Cost of serving (CCPU)3,9	23	22	23	23	24	25	25
Cost per gross add (CPGA)4	290	300	290	270	300	290	270

($ million)
Total revenues	21,531	5,411	5,380	5,342	5,398	21,885	5,722
Service revenues1	18,926	4,653	4,733	4,766	4,774	19,242	4,904
OIBDA5	5,915	1,375	1,556	1,601	1,383	6,123	1,568
OIBDA margin 6	31%	30%	33%	34%	29%	32%	32%
Capital expenditures7	3,687	697	787	1,078	1,125	3,603	895

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1
Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) are a component of service revenues.  Within the consolidated financial statements below, other revenues include co-location rental income and, through 2008, wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2
A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.  Wholesale customers include customers from mobile virtual network operators and are classified as prepaid customers as they most closely align with this customer segment.  Machine-to-machine customers have contracts and are therefore included in contract customers.

3
The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4
Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers.  We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.
Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization.  In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity.  We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors.  We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.  OIBDA is not adjusted for integration costs of T-Mobile’s acquisition of SunCom Wireless in February of 2008.

6.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in Note 5 above) divided by service revenues.

7	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8
Data ARPU is defined as total data revenues divided by average total customers during the period.  Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data roaming revenues.  The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

9	Certain of the comparative figures in the prior period have been reclassified to conform to the current period CCPU presentation.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$ 207	$ 306
Receivables from affiliates	610	113
Accounts receivable, net of allowances of $346 and $291, respectively	2,740	2,809
Inventory	640	931
Current portion of net deferred tax assets	1,100	1,148
Other current assets	548	644
Total current assets	5,845	5,951
Property and equipment, net of accumulated depreciation of $11,841
and $10,844, respectively	13,192	12,600
Goodwill	12,025	12,011
Spectrum licenses	15,256	15,254
Other intangible assets, net of accumulated amortization of $111 and $562, respectively	159	212
Long-term investments and other assets	297	262
	$ 46,774	$ 46,290

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 3,474	$ 4,057
Current payables to affiliates	4,302	1,557
Other current liabilities	373	364
Total current liabilities	8,149	5,978

Long-term payables to affiliates	9,682	13,850
Deferred tax liabilities	3,205	2,452
Other long-term liabilities	1,488	1,227
Total long-term liabilities	14,375	17,529

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid-in capital	36,593	36,594
Accumulated other comprehensive loss	(8)	-
Accumulated deficit	(12,436)	(13,906)
Total T-Mobile USA stockholder’s equity	24,149	22,688
Noncontrolling interest	101	95
Total equity	24,250	22,783
	$ 46,774	$ 46,290

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended December 31, 2009	Quarter Ended December 31, 2008	Year Ended December 30, 2009	Year Ended December 31, 2008
Revenues: Contract	$ 4,131	$ 4,334	$ 16,764	$ 17,106
Prepaid	362	394	1,533	1,460
Roaming and other services	160	176	629	676
Equipment sales*	688	715	2,403	2,386
Other*	70	103	202	257
Total revenues	5,411	5,722	21,531	21,885
Operating expenses:
Network	1,190	1,286	4,936	5,007
Cost of equipment sales*	1,044	1,056	3,856	3,646
General and administrative*	861	915	3,442	3,569
Customer acquisition	941	897	3,382	3,540
Depreciation and amortization	726	730	2,859	2,753
Total operating expenses	4,762	4,884	18,475	18,515
Operating income	649	838	3,056	3,370
Other expense, net	(195)	(56)	(726)	(380)
Income before income taxes	454	782	2,330	2,990
Income tax expense	(148)	(299)	(860)	(1,151)
Net income	306	483	1,470	1,839
Other comprehensive loss, net of tax:
Unrealized loss on available-for-sale securities	-	-	8	-
Total comprehensive income	$ 306	$ 483	$ 1,462	$ 1,839

* Certain of the comparative figures in the prior periods have been reclassified to conform to the current period presentation.

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

Year Ended December 31, 2009	Year Ended December 31, 2008
Operating activities:
Net income	$ 1,470	$1,839
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,859	2,753
Income tax expense	860	1,151
Bad debt expense	528	523
Other, net	209	139
Changes in operating assets and liabilities:
Accounts receivable	(468)	(386)
Inventory	291	86
Other current and non-current assets	(31)	(44)
Accounts payable and accrued liabilities	(281)	(259)
Net cash provided by operating activities	5,437	5,802
Investing activities:
Purchases of property and equipment	(3,687)	(3,603)
Purchase of intangible assets	(34)	(202)
Short-term affiliate loan receivable, net	(1,888)	(895)
Acquisition of SunCom Wireless, net of cash acquired	-	(1,532)
Other, net	6	79
Net cash used in investing activities	(5,603)	(6,153)
Financing activities:
Repayment of debt assumed through SunCom acquisition	-	(1,011)
Long-term debt borrowings from affiliates	200	2,433
Long-term debt repayment to affiliates	(133)	(830)
Other, net	-	1
Net cash provided by financing activities	67	593

Change in cash and cash equivalents	(99)	242
Cash and cash equivalents, beginning of period	306	64
Cash and cash equivalents, end of period	$ 207	$ 306

Non-cash investing and financing activities with affiliates:

In 2009, T-Mobile USA remitted $3.4 billion to affiliates as a short-term receivable. $1.5 billion of the cash outflow was used during the period as settlement of debt upon maturity.

In 2008, T-Mobile USA remitted $1.97 billion to affiliates as a short term receivable. $1.87 billion of the cash outflow was used during the period as settlement of debt in line with the repayment schedule. T-Mobile USA also received $7.9 billion new debt in exchange for an equity distribution made to the parent company. This equity for debt transaction was a non-cash transaction and is therefore not shown in the Condensed Consolidated Statements of Cash Flows.

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA is reconciled to operating income as follows:

	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008
OIBDA	$5,915	$1,375	$1,556	$1,601	$1,383	$6,123	$1,568
Depreciation and amortization	(2,859)	(726)	(713)	(723)	(697)	(2,753)	(730)
Operating income	$3,056	$649	$843	$878	$686	$3,370	$838

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:
	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008
Customer acquisition costs	$3,382	$941	$799	$791	$851	$3,540	$897

Plus: Subsidy loss
Equipment sales	(2,403) (688)		(602)	(535)	(578)	(2,386)	(715)
Cost of equipment sales	3,856	1,044	937	862	1,013	3,646	1,056
Total subsidy loss	1,453	356	335	327	435	1,260	341
Less: Subsidy loss unrelated to customer acquisition	(772)	(173)	(164)	(184)	(251)	(733)	(214)
Subsidy loss related to customer acquisition	681	183	171	143	184	527	127
Cost of acquiring customers	$4,063	$1,124	$970	$934	$1,035	$4,067	$1,024

CPGA ($ / new customer added)	$290	$300	$290	$270	$300	$290	$270

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Full Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008
Network costs	$4,936	$1,190	$1,261	$1,236	$1,249	$5,007	$1,286
General and administrative costs*	3,442	861	827	852	902	3,569	915
Total network and general and administrative costs*	8,378	2,051	2,088	2,088	2,151	8,576	2,201
Plus: Subsidy loss unrelated to customer acquisition*	772	173	164	184	251	733	214
Total cost of serving customers*	$9,150	$2,224	$2,252	$2,272	$2,402	$9,309	$2,415

CCPU ($ / customer per month)*	$23	$22	$23	$23	$24	$25	$25

* Certain of the comparative figures in prior periods have been reclassified to conform to the current period CCPU presentation.

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). By the end of the fourth quarter of 2009, almost 152 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.8 million by T-Mobile USA — all via a common technology platform based on GSM and UMTS, the world’s most widely-used digital wireless standards. T-Mobile USA’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile USA among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.  For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                                          Investor Relations Contacts:

Michael Lange                                                                          Investor Relations Bonn
Deutsche Telekom                                                                          Deutsche Telekom
+49 228.936.31717                                                                          +49 228.181.88880

Andreas Leigers                                                               Nils Paellmann
Deutsche Telekom                                                                          Investor Relations New York
+49 228.181.4949                                                                          Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: February 25, 2010